12013536

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Securities, Inc

OFFICIAL USE ONLY
129772
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby, Suite 5100
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Pruner 713-333-2998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900 (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/31

4/2

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA GUIBERTEAU
Notary Public, State of Texas
My Commission Expires
January 10, 2015

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

Report of Independent Auditors

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in subordinated borrowings, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2012

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Financial Condition
December 31, 2011

Assets		
Cash and cash equivalents	$	20,149,074
Restricted cash		337,143
Deposits with clearing broker and others		103,313
Receivable from broker-dealers		1,122,869
Receivables from affiliates		302,606
Other trade receivables		15,152,966
Furniture, equipment and leasehold improvements, net		8,040,210
Cash value of company owned life insurance		3,193,383
Other assets		1,061,612
Total assets	$	49,463,176
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	434,355
Payables to affiliates		4,861,333
Deferred tax liability, net		543,401
Deferred rent		2,840,898
Income tax payable		2,264,984
Subordinated borrowings		1,500,000
Deferred compensation liability		3,491,065
Total liabilities		15,936,036
Commitments and contingencies		
Stockholder's equity		
Common stock, no par value, 1,000,000 shares authorized, 65,000 shares issued and outstanding		8,774,603
Retained earnings		24,752,537
Total stockholder's equity		33,527,140
Total liabilities and stockholder's equity	$	49,463,176

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Income
Year Ended December 31, 2011

Revenues	
Investment banking	$ 88,984,321
Commissions	17,325,838
Research services	6,010,810
Service revenue from affiliates	1,370,000
Interest	69,684
Total revenues	113,760,653
Expenses	
Employee compensation and benefits	64,913,253
Floor brokerage and clearance fees	2,042,540
Marketing and business development	4,055,093
Communications and data processing	432,956
Occupancy	4,010,311
Professional fees	4,555,137
Other expenses	9,272,525
Total expenses	89,281,815
Income before provision for income taxes	24,478,838
Current	
Federal	7,791,445
State	1,038,883
	8,830,328
Deferred	
Federal	975,357
State	1,667
	977,024
Provision for income taxes	9,807,352
Net income	$ 14,671,486

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Subordinated Borrowings
Year Ended December 31, 2011

Balance at January 1, 2011	$ 10,000,000
Issuance of subordinated notes	6,500,000
Payment of subordinated notes	(15,000,000)
Balance at December 31, 2011	$ 1,500,000

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2011

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2011	65,000	$ 7,657,377	$ 10,081,051	$ 17,738,428
Share based compensation		1,117,226		1,117,226
Net income			14,671,486	14,671,486
Balances at December 31, 2011	65,000	$ 8,774,603	$ 24,752,537	$ 33,527,140

The accompanying notes are an integral part of these financial statements.

Tudor, Pickering, Holt & Co. Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Cash flows from operating activities	
Net income	$ 14,671,486
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	1,041,745
Deferred income tax benefit	977,024
Share based compensation expense	1,117,226
Changes in operating assets and liabilities	
Restricted cash	(138,230)
Deposits with clearing broker and others	(16)
Other trade receivables	(10,094,836)
Receivable from affiliates	3,002,528
Cash value of company owned life insurance	227,104
Other assets	(248,544)
Accounts payable and accrued liabilities	(4,612,781)
Receivables from broker-dealers	(80,660)
Payable to affiliates	4,861,333
Deferred rent	1,264,929
Deferred compensation liability	424,582
Income tax payable	(840,176)
Net cash provided by operating activities	11,572,714
Cash flows from investing activities	
Capital expenditures	(5,113,890)
Purchase of company owned life insurance	(1,326,609)
Repayment of notes from affiliates	2,035,807
Net cash used in investing activities	(4,404,692)
Cash flows from financing activities	
Proceeds from issuance of subordinated loan	6,500,000
Repayment of subordinated loan	(15,000,000)
Net cash used in financing activities	(8,500,000)
Net decrease in cash and cash equivalents	(1,331,978)
Cash and cash equivalents	
Beginning of year	21,481,052
End of year	$ 20,149,074
Supplemental cash flow disclosures	
Interest paid	$ 219,482
Income taxes paid	9,668,921

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Organization
Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company"), a Texas corporation formed in October 2003 under the name Pickering Energy Partners, Inc., is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(ii) and is a member of the Financial Industry Regulatory Authority ("FINRA"). As a limited broker-dealer, the Company will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers.

The Company is a wholly owned subsidiary of Tudor, Pickering, Holt & Co., LLC ("Parent").

The Company provides investment banking advice and equity research, sales, and trading for the energy industry and participates in the brokerage of publicly traded securities for commissions. The Company also participates in the underwriting of securities offered for initial sale in public markets. The Company is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2011, the Company was registered as a limited broker-dealer in 42 states.

The Company does not carry customer accounts or perform custodial functions relating to customer securities. Accordingly, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) from certain regulations concerning reserves and protection of customer securities; consequently, Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements pursuant to SEC Rule 15c3-3 are not required.

The Company has performed an evaluation of subsequent events through February 28, 2012, which is the date the financial statements were issued.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements
Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination requires that a number of significant judgments are made. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

The Company's financial instruments include cash and cash equivalents, restricted cash, deposit, accounts and notes receivable, company owned life insurance, accounts payable, deferred compensation liability and a subordinated loan.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash
The Company maintains a Certificate of Deposit as collateral for a standby letter of credit, which is classified as restricted cash.

Deposit with Clearing Broker
Under the terms of the agreement with the clearing broker, the Company must maintain in deposit account either cash, U.S. Government or U.S. Government-insured securities, having an aggregate market value of $100,000. The Company must maintain the account until the termination of the clearing agreement. The Company must also maintain a minimum net capital as determined by FINRA rules and provide insurance of at least $500,000 during the term of the agreement. The Company is required to be in compliance with applicable local, state and federal regulations.

Investment Banking
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees and underwriting fees are recorded on offering date, sales concessions on settlement date. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial advisory services. Advisory fees are recognized upon delivery of services and issuance of invoices.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Research Revenue
The Company provides research on the energy industry and related equity and commodity markets on a daily basis. The Company also produces research on topical issues within the energy sector. Recipients of this research compensate the Company for these market insights by direct payment, trades directed through the Company's trading desk (for commission generation) or through third-party commission sharing agreements. Research revenue is recorded as commissions if trades are conducted through the Company's trading desk. Direct payments and soft dollar payments are recorded as revenue when an invoice is requested by the customer or when cash is received, whichever occurs first.

Depreciation
Furniture and equipment are depreciated on a straight-line basis over their estimated useful lives of three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the expected life of the lease or the estimated useful life.

Income Taxes
The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the underlying assets or liabilities are recovered or settled.

The provision for income taxes includes federal, state, and local income taxes currently payable and those deferred because of temporary differences between the financial statements and tax bases of assets and liabilities.

Share Based Compensation

The Parent has a share-based compensation plan for its employees related to its Series C, D and G Units ("Units"). The Parent applies the fair value method of accounting for its share based compensation plan. Compensation expense is recorded for the fair value of the Units on grant dates and is recognized on a straight-line basis for service condition awards and graded-vesting basis for performance condition awards over the requisite service period of the Units. Noncash compensation expense is recorded by the Company since the Units are issued to its employees. The fair value of each Unit award on the applicable grant dates was estimated using a Monte Carlo pricing model. The expected term of the Units represents the period the Units are expected to remain outstanding.

2. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company does not hold funds or securities for, or owe money or securities to, customers or carry accounts of or for customers. In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Company is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $100,000 as defined in the regulations or 6 2/3% of aggregate indebtedness. At December 31, 2011, the Company had net capital of $10,959,193 which resulted in excess net capital of $10,157,526. The Company's ratio of aggregate indebtedness to net capital was 1.097 to 1.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consists of the following:

Furniture and office equipment	$ 4,787,800
Leasehold improvements	6,224,708
Software	295,473
Less: Accumulated depreciation	(3,267,771)
	$ 8,040,210

Depreciation expense for the year ended December 31, 2011, was $1,041,745.

4. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy distinguishes between independent observable inputs and unobservable inputs used to measure fair value, as follows:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the report entity has the ability to access at the measurement date.
- Level 2: Inputs other than quoted market prices included within Level 1 that are observable for an asset or liability, either directly or indirectly.

- Level 3: Unobservable inputs for an asset or liability reflecting the reporting entity's own assumptions. Level 3 inputs should be used to measure fair value to the extent that observable Level 1 or 2 inputs are not available.

The recorded values of accounts and notes receivable, accounts payable, and subordinated loan at December 31, 2011 approximate their fair values based on their short-term nature.

5. Income Taxes

A reconciliation of the income tax provision with the amount computed by applying the statutory federal income tax rate to income taxes is as follows:

Expected federal income taxes at 35%	$ 8,567,593
Meals and entertainment	65,110
Share based compensation	391,029
Deferred compensation	(54,956)
Company owned life insurance	35,405
State income taxes, net of federal benefit	713,495
Other, net	89,676
Provision for income taxes	$ 9,807,352

Deferred income taxes resulted from the following temporary differences:

Deferred tax assets	
Deferred rent	$ 994,314
Deferred compensation	821,639
State tax loss carryforward	65,763
	1,881,716
Deferred tax liabilities	
Depreciation	(2,425,117)
	(2,425,117)
Net deferred tax liability	$ (543,401)

The Company files a U.S. federal income tax return. The Company is no longer subject to U.S. federal income tax examination by the taxing authorities for years before 2006. The Company files in several state tax jurisdictions. The Company is no longer subject to state income tax examination by the taxing authorities in Texas for years before 2008, by taxing authorities in Colorado for years before 2006, by taxing authorities in Louisiana for years before 2008 and by taxing authorities in New York for years before 2010.

6. Subordinated Borrowings

In February 2011, the Company repaid the temporary subordinated loan outstanding at 2010 year end in the amount of $10,000,000 plus interest accrued. Also, in February 2011 the Company secured an additional temporary subordinated loan in the amount of $5,000,000 which was repaid in April 2011 plus interest accrued. Furthermore, in May 2011, the Company secured a $1,500,000 FINRA approved, long-term, subordinated loan bearing interest at 8% from the Parent. The loan

was secured to support the Company's net capital position for an initial term of three years. The Company accrues interest monthly and pays the Parent quarterly. The total subordinated loan interest paid during the year was $219,482.

7. Deferred Rent

The Company recognizes rent expense for scheduled rent increases and rent holidays by amortizing the aggregate lease payments on a straight-line basis over the lease term. Also included in deferred rent are tenant improvement allowances received by the Company from the landlord. These allowances are being amortized over the lease term as a reduction to rent expense. At December 31, 2011, the unamortized tenant improvement allowance included in deferred rent was $1,867,641.

8. Employee Benefit Plan

The Company maintains a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code for the benefit of its employees. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Company, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's salary. The Company made matching contributions during 2011 of $662,398.

9. Deferred Compensation Plan

The Company has a nonqualified deferred compensation plan ("DCP") covering certain employees. The Plan is funded with Company owned life insurance, valued at $3,193,383 at December 31, 2011. The DCP allows participants to defer up to 50% of their compensation. The DCP obligation at December 31, 2011 was $3,491,065. During 2011, participants elected to defer $581,600, which was included within the deferred compensation liability balance at December 31, 2011. The deferral was remitted to the deferred compensation plan in December 2011. The plan was suspended in 2011 and therefore no deferrals will be made going forward.

10. Related Party Transactions

The Parent entered into an office space lease on behalf of the Company. Rent expense during 2011 was paid by the Company. Affiliates reimburse the Company for their usage of office space.

During 2011, the Company received repayment of $2,035,807 for loans plus accrued interest with interest rates ranging from 1.59% to 2.82% from TPH International, LLC. The Company also received payment of $2,810,378 from outstanding receivables from affiliated entities under existing service agreements.

The Company uses a variation of the Parent name, and other affiliated benefits, and therefore paid a franchise fee to the Parent of $2,246,727. This fee was calculated based on the annual revenue generated by the Company.

On July 1, 2011, the Parent formed a management company to serve as an internal paymaster ("Tudor, Pickering, Holt & Co. Management, LLC") to administer payroll and other related services to the Company and other affiliates.

The Company provided services to and procured services from affiliates, in accordance with service agreements between the Company and its Parent, as well as the Company and Tudor,

Pickering, Holt & Co. International, LLP which resulted in net revenue of $1,370,000 for the year ended December 31, 2011.

11. Commitments and Contingencies

The Company leases office space and equipment under operating lease agreements that expire on various dates through 2020. Certain leases contain renewal options and escalation clauses. In addition, the lease for the Houston office space included leasehold improvement incentives as described in Note 7 and rent concessions for the first six months. Lease expense was $2,895,978, for the year ended December 31, 2011 and is included in occupancy expense.

Future minimum rentals under such leases, including the lease held by the Parent but paid by the Company, are as follows:

Years Ending	
2012	$ 2,789,714
2013	2,721,534
2014	2,721,534
2015	2,721,534
2016	2,694,051
Thereafter	8,108,645
	$ 21,757,012

12. Concentration of Credit Risk

The Company maintains cash deposits with banks and brokerage firms which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that any possible loss is minimal.

13. Share Based Compensation

The Parent's grant of Series C, D and G Units ("Units") are considered a share based compensation plan (the "Plan"). The compensation cost for the Units was $1,117,226 for the year ended December 31, 2011 and is included in employee compensation and benefits expense in the Statement of Income. Compensation expense is recorded over the requisite service period based on straight-line or graded vesting methods for the Units expected to vest. The Units vest ratably over three or four years, may also vest based on a benchmark performance of the Company's investment banking division and are dependent upon continuous employment with the Company. In addition, the Plan provides for accelerated vesting if there is a change in control, and the unit holder's employment is terminated within 18 months following a change in control (as defined in the Plan). Employees who are terminated for any reason must forfeit their unvested Units, and the Company has the right to redeem any or all the vested Units at Fair Market Value as defined in the Plan.

The fair value of each Unit was determined on the date of grant using the Monte Carlo pricing model based on the following assumptions:

	December 31, 2011
Expected volatility	45.50 %
Risk free rate	3.39 %
Expected dividend yield	0.00 %

Expected volatility is based on the volatility of similar companies in the industry. The risk-free rate is based on the 10-year Treasury rate, which corresponds with the length of the Term and the Convertible Notes are outstanding at the Parent. In addition, a discount of 33.1% for lack of marketability of the Units was used to determine the fair value of the Units granted.

A rollforward of nonvested Units under the Plan as of December 31, 2011 is presented below:

Nonvested Units	**Series C, D & G Units**	**Weighted Average Grant-Date Fair Value***
Outstanding at January 1, 2011	179,500	$ -
Granted	56,831	75.65
Vested	(139,976)	
Forfeited	(2,450)	
Outstanding at December 31, 2011	93,905	$ -

* Weighted average grant-date fair value amount for Series D and Series G Units in the Parent

As of December 31, 2011, total unrecognized compensation cost related to nonvested Units granted was $3,400,822. The cost is expected to be recognized over a weighted average period of 1.74 years.

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011 — Schedule I

Net Capital

Stockholder's equity		$ 33,527,140
Add		
Subordinated borrowings		1,500,000
Other (deductions) or allowable credits		821,639
Total capital and allowable subordinated borrowings		35,848,779
Deduct		
Nonallowable assets		
Furniture, equipment and leasehold improvements, net	8,040,210	
Accounts receivable and other assets	16,542,297	
Accounts and notes receivable from affiliates	302,606	
Total nonallowable assets	24,885,113	
Net capital before haircuts on securities position		10,963,666
Haircuts on securities		(4,473)
Net capital		10,959,193
Computation of Net Capital Requirement Pursuant to SEC Rule 15c3-1		
Aggregate indebtedness (total liabilities)	12,024,995	
Minimum net capital requirement (the greater of 6-2/3% of aggregate indebtedness or $100,000)		801,667
Net capital in excess of minimum requirements		$ 10,157,526
Ratio of aggregate indebtedness to net capital		1.097 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2011)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 14,000,976
Adjustments to allowable credits	
Adjustment to deferred tax asset	148,604
Adjustments to liabilities	
Adjustment to record federal and state tax liability	(3,231,668)
Adjustment to decrease accounts payable from affiliates	41,281
Net capital	$ 10,959,193

Tudor, Pickering, Holt & Co. Securities, Inc.
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule II

The Company is exempt from the reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor, Pickering, Holt & Co. Securities, Inc.
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2011 — Schedule III

The Company is exempt from the possession or control requirements under paragraph (k)(2)(ii) of Rule 15c3-3.

Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In planning and performing our audit of the financial statements of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 1201 Louisiana, Suite 2900, Houston, TX 77002-5678
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

Tudor, Pickering, Holt & Co. Securities, Inc.

Report of Independent Accountants on Applying Agreed Upon Procedures

pwc

Report of Independent Accountants

To the Management Committee and Stockholder of
Tudor, Pickering, Holt & Co. Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Tudor, Pickering, Holt & Co. Securities, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Agreed payment of $98,721, net of $309 relating to a prior year overpayment, for the period from January 1, 2011 through June 30, 2011, made on July 28, 2011 through check number 14071, to form SIPC-6 and bank statement, noting no differences.

    b. Agreed $182,223 accrued for the period from July 1, 2011 through December 31, 2011 to the general ledger and form SIPC-7T, noting no differences.

2. Compared the Total Revenue amount reported on part II A line 9 of the quarterly Form X-17A-5 for the periods ended March 31, 2011, June 30, 2011, September 30, 2011 and December 31, 2011 to the Total revenue amount of $114,308,827 reported on page 2, item 2a of Form SIPC-7 for the period ended from January 1, 2011 through December 31, 2011. A difference of $8 was identified between the amount reported on the Form SIPC-7 and the audited financial statements, resulting in no over or underpayment to SIPC.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deduction on line 2c-3, commission, floor brokerage and clearance expenses to underlying supporting documents, noting no differences. A difference of $1,250 was identified between the amount reported on the Form SIPC-7 and the audited financial statements, resulting in an overpayment to SIPC of $3.

   b. Compared to deduction on line 2c-8, other revenue not related to the securities business to underlying supporting documents, noting no differences. A difference of $0.82 was identified between the amount reported on the Form SIPC-7 and the audited financial statements, resulting in no over or underpayment to SIPC.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $112,505,151 and $281,263 respectively, of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2012

pwc

Tudor, Pickering, Holt & Co. Securities, Inc.

Financial Statements and Supplemental Schedules
December 31, 2011

Tudor, Pickering, Holt & Co. Securities, Inc.
Index
December 31, 2011

MIX
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